UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of June, 2005.

                        Commission File Number: 0-50244


                             TUMI RESOURCES LIMITED
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                 (Translation of registrant's name into English)

 #1305 - 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           TUMI RESOURCES LIMITED
                                           -------------------------------------

Date:    June 21, 2005                     /s/ David Henstridge
     ------------------------------        -------------------------------------
                                           David Henstridge,
                                           President & CEO


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                             TUMI RESOURCES LIMITED

                        #1305 - 1090 West Georgia Street
                              Vancouver, BC V6E 3V7
                     Tel: (604) 685-9316 Fax: (604) 683-1585
                         Website: www.tumiresources.com

                             TSX Venture Symbol: TM
                             Frankfurt Exchange: TUY
                                  OTCBB: TUMIF

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NEWS RELEASE                                                       JUNE 21, 2005

        TUMI RESOURCES REPORTS GEOCHEMICAL SURVEY SHOWS ZONE OF INTEREST
         EXCEEDS 500M AT LA TRINI SILVER-GOLD PROSPECT, JALISCO, MEXICO

VANCOUVER, CANADA - TUMI RESOURCES LIMITED (THE "COMPANY") (TSXV-TM; OTCBB - TUMIF; FRANKFURT - TUY). Mr. David Henstridge, President, is pleased to report on the results of a geochemical survey at La Trini silver/gold prospect in Jalisco, Mexico. In order to determine the extent of the mineralization, a geochemical survey has been completed on a grid measuring about 1,400 metres by 500 metres and centered on La Trini. A total of 383 samples were taken at 25 metre intervals along the grid. The samples were prepared by GM LACME Laboratory, Guadalajara, Mexico and analysed at IPL International Plasma Labs in Vancouver, Canada.

La Trini is underlain by a gently northerly-dipping succession of Tertiary volcanics. The host rock to the stockwork mineralization is a quartz-eye rhyolite which is many tens of metres thick where observed in surface outcroppings and underground workings; the upper contact has not yet been delimited. A dacitic to andesitic tuff underlies the mineralized horizon, and a fine grained felsic tuff overlies it.

Centered over the main La Trini showings exist coincident and strongly anomalous lead, silver, arsenic and barium in soil and rock chip anomalies over about 500 metres strike length by 100 metres to 150 metres width. Also, moderately anomalous zinc and copper anomalies coincide with the above. Further mapping in the underground workings has identified fine grained galena (lead sulphide) and sphalerite (zinc sulphide) along with the disseminated pyrite and argentite (silver sulphide) reported previously. Copper oxides were observed locally. The soil anomalies remain open to the west.

The Company has sufficient information both historic and recent to design and implement an initial drill program planned for next month.

The qualified person for the La Trini project, David Henstridge, a Fellow of the Australian Institute of Mining and Metallurgy and a Member of the Australian Institute of Geoscientists, has visited the La Trini project area to see the sample sites and has verified the contents of this news release.


On behalf of the Board,                       COMPANY CONTACT:
                                              Mariana Bermudez at (604) 699-0202
/s/ DAVID HENSTRIDGE                          or email: mbermudez@chasemgt.com
---------------------------------             website: www.tumiresources.com
David Henstridge, President & CEO
                                              INVESTOR INFORMATION CONTACT:
                                              Mining Interactive
                                              Nick L. Nicolaas at (604) 657-4058
                                              or email: nicolaas@attglobal.net

FORWARD LOOKING STATEMENTS
This Company Press Release contains certain "forward-looking" statements and information relating to the Company that are based on the beliefs of the Company's management as well as assumptions made by and information currently available to the Company's management. Such statements reflect the current risks, uncertainties and assumptions related to certain factors including, without limitations, competitive factors, general economic conditions, customer relations, relationships with vendors and strategic partners, the interest rate environment, governmental regulation and supervision, seasonality, technological change, changes in industry practices, and one-time events. Should any one or more of these risks or uncertainties materialize, or should any underlying assumptions prove incorrect, actual results may vary materially from those described herein. Neither the TSX Venture Exchange nor the Frankfurt Deutsche Borse have reviewed the information contained herein, and, therefore, do not accept responsibility for the adequacy or the accuracy of this release.
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